UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________                    Commission File Number _________________

NEXTECH AR SOLUTIONS CORP.

(Exact Name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

7371

(Primary Standard Industrial Classification Code Number (if applicable))

98-1541753

(I.R.S. Employer Identification Number (if applicable))

349 Carlaw Avenue, Suite 304, Toronto, Ontario M4M 2T1, Telephone: (631) 655-6733

(Address and telephone number of Registrant’s principal executive offices)

Evan Gappelberg, 21 Fox Hollow Drive,. East Quoguo, New York, 11942,
Telephone: (631) 655-6733

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which shares are to be registered
Common Shares	NTAR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form         ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

NexTech AR Solutions Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management’s expectations with respect to future events, the Company’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the seven months ended December 31, 2019 filed as Exhibit 99.161 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

MATERIAL INFORMATION

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.209 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of its auditors as Exhibit 99.210, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

A description of the common shares to be registered is included under the heading “Capital Structure” in the Registrant’s Annual Information Form dated June 29, 2020, attached hereto as Exhibit 99.174.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Registrant’s known contractual obligations by maturity as of December 31, 2019 (in Canadian dollars):

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$52,394	$20,958	$31,436	$-	$-
Operating Lease Obligation	$20,958	$20,958	$-	$-	$-
TOTAL:	$73,352	$41,916	$31,436	$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this registration statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXTECH AR SOLUTIONS CORP.

By:	/s/ Kashif Malik
Name:	Kashif Malik
Title:	Chief Financial Officer

Date: September 14, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	News Release dated January 3, 2019
99.2	News Release dated January 8, 2019
99.3	News Release dated January 11, 2019
99.4	News Release dated January 15, 2019
99.5	News Release dated January 17, 2019
99.6	News Release dated January 22, 2019
99.7	News Release dated January 24, 2019
99.8	Interim Financial Statements for the period ended November 30, 2018
99.9	Interim Management’s Discussion and Analysis for the period ended November 30, 2018
99.10	News Release dated February 5, 2019
99.11	News Release dated February 7, 2019
99.12	News Release dated February 12, 2019
99.13	News Release dated February 20, 2019
99.14	News Release dated February 26, 2019
99.15	News Release dated February 28, 2019
99.16	News Release dated March 4, 2019
99.17	News Release dated March 6, 2019
99.18	News Release dated March 8, 2019
99.19	News Release dated March 11, 2019
99.20	News Release dated March 12, 2019
99.21	News Release dated March 14, 2019
99.22	News Release dated March 19, 2019
99.23	News Release dated March 26, 2019
99.24	News Release dated March 28, 2019
99.25	News Release dated March 29, 2019
99.26	News Release dated April 4, 2019
99.27	News Release dated April 8, 2019
99.28	News Release dated April 10, 2019
99.29	News Release dated April 11, 2019
99.30	News Release dated April 12, 2019
99.31	News Release dated April 16, 2019
99.32	News Release dated April 23, 2019
99.33	News Release dated April 25, 2019

99.34	News Release dated April 26, 2019
99.35	Interim Financial Statements for the period ended February 29, 2019
99.36	Interim Management’s Discussion and Analysis for the period ended February 29, 2019
99.37	News Release dated April 30, 2019
99.38	News Release dated May 1, 2019
99.39	News Release dated May 2, 2019
99.40	News Release dated May 7, 2019
99.41	News Release dated May 8, 2019
99.42	News Release dated May 10, 2019
99.43	News Release dated May 13, 2019
99.44	News Release dated May 14, 2019
99.45	News Release dated May 16, 2019
99.46	News Release dated May 20, 2019
99.47	News Release dated May 22, 2019
99.48	News Release dated May 23, 2019
99.49	News Release dated May 28, 2019
99.50	News Release dated May 29, 2019
99.51	News Release dated June 10, 2019
99.52	News Release dated June 11, 2019
99.53	News Release dated June 13, 2019
99.54	News Release dated June 14, 2019
99.55	News Release dated June 18, 2019
99.56	News Release dated June 25, 2019
99.57	Material Change Report dated June 27, 2019
99.58	News Release dated July 3, 2019
99.59	News Release dated July 10, 2019
99.60	News Release dated July 12, 2019
99.61	News Release dated July 12, 2019
99.62	News Release dated July 15, 2019
99.63	News Release dated July 17, 2019
99.64	News Release dated July 19, 2019
99.65	News Release dated July 23, 2019
99.66	Material Change Report dated July 23, 2019
99.67	News Release dated July 25, 2019
99.68	News Release dated July 25, 2019
99.69	News Release dated August 1, 2019
99.70	News Release dated August 6, 2019

99.71	News Release dated August 8, 2019
99.72	News Release dated August 13, 2019
99.73	News Release dated August 19, 2019
99.74	News Release dated August 27, 2019
99.75	Material Change Report dated August 29, 2019
99.76	Notice of the meeting and record date dated September 12, 2019
99.77	News Release dated September 13, 2019
99.78	News Release dated September 17, 2019
99.79	News Release dated September 19, 2019
99.80	News Release dated September 24, 2019
99.81	News Release dated September 27, 2019
99.82	Annual Audited Financial Statements for the year ended May 31, 2019
99.83	Annual Management’s Discussion and Analysis for the year ended May 31, 2019
99.84	News Release dated October 3, 2019
99.85	News Release dated October 8, 2019
99.86	News Release dated October 10, 2019
99.87	News Release dated October 15, 2019
99.88	News Release dated October 17, 2019
99.89	News Release dated October 22, 2019
99.90	News Release dated October 24, 2019
99.91	Notice of meeting, management information circular, and proxy materials for annual general meeting of shareholders to be held November 13, 2019
99.92	Interim Financial Statements for the period ended August 31, 2019
99.93	Interim Management’s Discussion and Analysis for the period ended August 31, 2019
99.94	News Release dated October 30, 2019
99.95	News Release dated October 31, 2019
99.96	News Release dated November 5, 2019
99.97	News Release dated November 12, 2019
99.98	News Release dated November 14, 2019
99.99	News Release dated November 19, 2019
99.100	News Release dated November 21, 2019
99.101	News Release dated November 22, 2019
99.102	Notice of Change of Year End dated November 25, 2019
99.103	News Release dated November 26, 2019
99.104	News Release dated November 28, 2019
99.105	Report of Exempt Distribution filed with Autorite des marches financiers dated November 29, 2019

99.106	News Release dated December 3, 2019
99.107	News Release dated December 5, 2019
99.108	News Release dated December 10, 2019
99.109	News Release dated December 11, 2019
99.110	News Release dated December 13, 2019
99.111	News Release dated December 17, 2019
99.112	News Release dated December 20, 2019
99.113	News Release dated December 31, 2019
99.114	News Release dated January 7, 2020
99.115	News Release dated January 14, 2020
99.116	News Release dated January 17, 2020
99.117	News Release dated January 22, 2020
99.118	News Release dated January 28, 2020
99.119	News Release dated January 30, 2020
99.120	News Release dated February 4, 2020
99.121	News Release dated February 6, 2020
99.122	News Release dated February 10, 2020
99.123	News Release dated February 11, 2020
99.124	News Release dated February 12, 2020
99.125	News Release dated February 14, 2020
99.126	News Release dated February 18, 2020
99.127	News Release dated February 19, 2020
99.128	News Release dated February 20, 2020
99.129	News Release dated February 25, 2020
99.130	News Release dated February 27, 2020
99.131	News Release dated February 28, 2020
99.132	News Release dated March 3, 2020
99.133	News Release dated March 5, 2020
99.134	News Release dated March 10, 2020
99.135	News Release dated March 16, 2020
99.136	News Release dated March 18, 2020
99.137	News Release dated March 19, 2020
99.138	News Release dated March 24, 2020
99.139	Audited Financial Statements for the seven months ended December 31, 3019 and year ended May 31, 2019
99.140	Management’s Discussion and Analysis for the seven months ended December 31, 3019 and year ended May 31, 2019

99.141	News Release dated March 27, 2020
99.142	News Release dated April 9, 2020
99.143	News Release dated April 23, 2020
99.144	News Release dated April 30, 2020
99.145	Share Purchase Agreement dated April 30, 2020
99.146	News Release dated May 5, 2020
99.147	News Release dated May 6, 2020
99.148	News Release dated May 8, 2020
99.149	News Release dated May 12, 2020
99.150	News Release dated May 14, 2020
99.151	News Release dated May 14, 2020
99.152	Interim Financial Statements for the period ended March 31, 2020
99.153	Interim Management’s Discussion and Analysis for the period ended March 31, 2020
99.154	News Release dated May 19, 2020
99.155	News Release dated May 21, 2020
99.156	News Release dated May 22, 2020
99.157	News Release dated May 26, 2020
99.158	News Release dated May 26, 2020
99.159	Amended and Restated Management’s Discussion and Analysis for the seven months ended December 31, 3019 and year ended May 31, 2019
99.160	News Release dated May 29, 2020
99.161	News Release dated June 1, 2020
99.162	News Release dated June 3, 2020
99.163	News Release dated June 4, 2020
99.164	News Release dated June 5, 2020
99.165	News Release dated June 10, 2020
99.166	News Release dated June 12, 2020
99.167	News Release dated June 17, 2020
99.168	News Release dated June 18, 2020
99.169	News Release dated June 19, 2020
99.170	News Release dated June 22, 2020
99.171	News Release dated June 24, 2020
99.172	News Release dated June 25, 2020
99.173	News Release dated June 29, 2020
99.174	Annual Information Form for the seven months ended December 31, 2019 dated June 29, 2020
99.175	News Release dated July 2, 2020
99.176	News Release dated July 7, 2020

99.177	News Release dated July 9, 2020
99.178	Material Change Report dated July 13, 2020
99.179	Material Change Report dated July 13, 2020
99.180	News Release dated July 13, 2020
99.181	News Release dated July 16, 2020
99.182	Notice of the meeting and record date dated July 16, 2020
99.183	News Release dated July 17, 2020
99.184	News Release dated July 20, 2020
99.185	News Release dated July 22, 2020
99.186	Qualification Certificate dated July 23, 2020
99.187	Marketing Materials dated July 23, 2020
99.188	Preliminary Prospectus dated July 23, 2020
99.189	News release dated July 23, 2020
99.190	News release dated July 27, 2020
99.191	News release dated July 28, 2020
99.192	Material Change Report dated July 29, 2020
99.193	News release dated July 30, 2020
99.194	Notice of meeting, management information circular, and proxy materials for annual general meeting of shareholders to be held August 27, 2020
99.195	News release dated August 4, 2020
99.196	News release dated August 5, 2020
99.197	News release dated August 11, 2020
99.198	News release dated August 13, 2020
99.199	News release dated August 17, 2020
99.200	Warrant Indenture dated August 20, 2020
99.201	News release dated August 25, 2020
99.202	Interim Financial Statements for the period ended June 30, 2020
99.203	Interim Management’s Discussion and Analysis for the period ended June 30, 2020
99.204	News release dated August 25, 2020
99.205	News release dated August 27, 2020
99.206	News release dated August 31, 2020
99.207	News release dated September 3, 2020
99.208	News release dated September 9, 2020
99.209	News release dated September 11, 2020
99.210	Consent of Dale Matheson Carr-Hilton Labonte LLP